United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Name of Issuer - Cordis Corp.

Title or Class of Securities - Common Stock

CUSIP Number - 218525103

Check the following box if a fee is being paid with this statement [ X ].

Cusip No. 218525103

Page 2 of 10 Pages

1.  Name of Reporting Person
    (S.S. or I.R.S. Identification No. of above person)

Twentieth Century Companies, Inc. - 43-1325032

2.  Check the appropriate box if a member of a group* - N/A

3.  SEC Use Only

4.  Citizenship or place of organization

Maryland

5.  Sole voting power

875,000

6.  Shared voting power

0

7.  Sole dispositive power

875,000

8.  Shared dispositive power

0

9.  Aggregate amount beneficially owned by each reporting person

875,000

10. Check box if the aggregate amount in Row (9) excludes certain shares -

N/A

11.  Percent of class represented by amount in Row 9

5.4%

12.  Type of reporting person*

HC

Cusip No. 218525103

Page 3 of 10 Pages

1.  Name of Reporting Person
    (S.S. or I.R.S. Identification No. of above person)

Investors Research Corporation - 44-0640487

2.  Check the appropriate box if a member of a group* - N/A

3.  SEC Use Only

4.  Citizenship or place of organization

Delaware

5.  Sole voting power

875,000

6.  Shared voting power

0

7.  Sole dispositive power

875,000

8.  Shared dispositive power

0

9.  Aggregate amount beneficially owned by each reporting person

875,000

10. Check box if the aggregate amount in Row (9) excludes certain shares -

N/A

11.  Percent of class represented by amount in Row 9

5.4%

12.  Type of reporting person*

IA

Cusip No. 218525103

Page 4 of 10 Pages

1.  Name of Reporting Person
    (S.S. or I.R.S. Identification No. of above person)

Twentieth Century Investors, Inc. - 44-6006315

2.  Check the appropriate box if a member of a group* - N/A

3.  SEC Use Only

4.  Citizenship or place of organization

Maryland

5.  Sole voting power

875,000

6.  Shared voting power

0

7.  Sole dispositive power

875,000

8.  Shared dispositive power

0

9.  Aggregate amount beneficially owned by each reporting person

875,000

10. Check box if the aggregate amount in Row (9) excludes certain shares -

N/A

11.  Percent of class represented by amount in Row 9

5.4%

12.  Type of reporting person*

IV

Cusip No. 218525103

Page 5 of 10 Pages

1.  Name of Reporting Person
    (S.S. or I.R.S. Identification No. of above person)

James E. Stowers, Jr. - ###-##-####

2.  Check the appropriate box if a member of a group* - N/A

3.  SEC Use Only

4.  Citizenship or place of organization

United States

5.  Sole voting power

875,000

6.  Shared voting power

0

7.  Sole dispositive power

875,000

8.  Shared dispositive power

0

9.  Aggregate amount beneficially owned by each reporting person

875,000

10. Check box if the aggregate amount in Row (9) excludes certain shares -

N/A

11.  Percent of class represented by amount in Row 9

5.4%

12.  Type of reporting person*

IN

SCHEDULE 13G


Item 1(a).     NAME OF ISSUER

     Cordis Corp.

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

     14201 N.W. 60th Avenue
     Miami Lakes, FL  33014

Item 2(a).   NAME OF PERSONS FILING

     Twentieth Century Companies, Inc., on its behalf and on behalf of:

     Investors Research Corporation
     Twentieth Century Investors, Inc.
     James E. Stowers, Jr.

Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
             RESIDENCE

     4500 Main Street, P.O. Box 418210, Kansas City, MO 64141-
     9210  Attn:  David H. Reinmiller

Item 2(c).   CITIZENSHIP

Maryland

Item 2(d).   TITLE OF CLASS OF SECURITIES

     Common Stock

Item 2(e).     CUSIP NO.

     218525103

Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-
          1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

     g [ X ]   Parent Holding Company, in accordance with
               Rule 13d-1(b)(ii)(G) (Note:  See Item 7).


Item 4.   OWNERSHIP

     (a)  Aggregate amount beneficially owned:

          875,000

     (b)  Percent of class:

          5.4%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
               875,000

          (ii) shared power to vote or to direct the vote:
               0

          (iii)sole power to dispose or to direct the disposition of: 875,000

          (iv) shared power to dispose or to direct the disposition of: 0

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON

     Investors Research Corporation, a registered investment adviser and a wholly-owned subsidiary of Twentieth Century Companies, Inc., manages, pursuant to management agreements, the investments of five registered investment companies, Twentieth Century Investors, Inc., Twentieth Century World Investors, Inc., Twentieth Century Capital Portfolios, Inc., Twentieth Century Premium Reserves, Inc. and TCI Portfolios, Inc. It also manages the assets of institutional investor accounts. The securities that are the subject of this report are owned by and held for such investment companies and separate institutional investor accounts. Any dividends received from such securities, or the proceeds of any sale of such securities, are for the benefit of, and are held for such investment companies and separate institutional investor accounts.

     Twentieth Century Investors, Inc. owned 875,000 shares or
5.4% of the securities that are the subject of this report.

     For further information regarding the ownership of the securities that are the subject of this report, see Exhibit A attached hereto.

 Item 7.  IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY

     See attached Exhibits A and B.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP

     N/A

Item 9.   NOTICE OF DISSOLUTION OF GROUP

     N/A

Item 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 10, 1995              TWENTIETH CENTURY COMPANIES, INC.
       Date

                               By: /s/ William M. Lyons
                                   William M. Lyons
                                   Executive Vice President

EXHIBIT A

IDENTITY AND ITEM 3 CLASSIFICATION OF A SUBSIDIARY OF
PARENT HOLDING COMPANIES

     This Schedule 13G is being filed by Twentieth Century
Companies, Inc. ("TCC"). Investors Research Corporation ("IRC"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is a wholly-owned subsidiary of TCC. Mr. James E. Stowers, Jr., controls TCC by virtue of his ownership of approximately 60% of the voting stock of TCC.

     As a result of its status as investment advisor to five investment companies registered under Section 8 of the Investment Company Act and to several institutional investors, IRC is deemed to be the beneficial owner of 875,000 shares (the "Shares") or 5.4% of the outstanding common stock of Cordis Corp. (the "Issuer").

     TCC, as a result of its control of IRC, and Mr. Stowers, as a result of his control of TCC, are also deemed to beneficially own all such shares deemed to be beneficially owned by IRC. Mr. Stowers, TCC and IRC all disclaim beneficial ownership of the Shares.

     The ownership of one investment company client of IRC, Twentieth Century Investors, Inc. ("TCI"), totalled 875,000 shares or 5.4% of the outstanding common stock of the Issuer.

     This Schedule 13G is being filed by TCC on behalf of TCC, IRC, TCI and Mr. Stowers.

EXHIBIT B

Rule 13d-1(f)(1)(iii) Agreement


     Each of the undersigned hereby agrees and consents to the execution and joint filing on its or his behalf by Twentieth Century Companies, Inc. of this Schedule 13G respecting the beneficial ownership of the common stock of Cordis Corp. at December 31, 1994.

     Dated this 10th day of February, 1995.

                                Twentieth Century Companies, Inc.


                                By: /s/ William M. Lyons
                                    William M. Lyons
                                    Executive Vice President


                                Investors Research Corporation


                                By: /s/ William M. Lyons
                                    William M. Lyons
                                    Executive Vice President


                                Twentieth Century Investors, Inc.


                                By: /s/ William M. Lyons
                                    William M. Lyons
                                    Executive Vice President



                                    /s/ James E. Stowers, Jr.
                                    James E. Stowers, Jr.